UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*


               CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED
               --------------------------------------------------
                                (Name of Issuer)


                  ORDINARY SHARES, PAR VALUE US$0.04 PER SHARE
                  --------------------------------------------
                         (Title of Class of Securities)


                                   Y1505N 10 0
                                   -----------
                                 (CUSIP Number)


                                DECEMBER 31, 2004
                                -----------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

             [_]     Rule 13d-1(b)
             [_]     Rule 13d-1(c)
             [X]     Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the reminder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. Y1505N 10 0              Schedule 13G                     Page 2 of 7


--------------------------------------------------------------------------------
1.    Name of Reporting Person.
      I.R.S. Identification No. of Above Person

      Best Bluechip Investments Limited
--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group:              (a) [_]
                                                                     (b) [_]
--------------------------------------------------------------------------------
3.    SEC Use Only

--------------------------------------------------------------------------------
4.    Citizenship or Place of Organization:

      British Virgin Islands
--------------------------------------------------------------------------------
                                5.   Sole Voting Power:         -0-
Number of
Shares                         -------------------------------------------------
Beneficially                    6.   Shared Voting Power:       445,500,000
Owned By
Each                           -------------------------------------------------
Reporting                       7.   Sole Dispositive Power:    -0-
Person
                               -------------------------------------------------
                                8.   Shared Dispositive Power:  445,500,000

--------------------------------------------------------------------------------
9.    Aggregate Amount Beneficially Owned by Each Reporting Person:

      445,500,000
--------------------------------------------------------------------------------
10.   Check Box if the Aggregate Amount in Row (9) Excludes Certain shares:

                                                                         [_]
--------------------------------------------------------------------------------
11.   Percent of Class Represented by Amount in Row (9):

      6.8%
--------------------------------------------------------------------------------
12.   Type of Reporting Person:

      CO
--------------------------------------------------------------------------------

CUSIP NO. Y1505N 10 0              Schedule 13G                     Page 3 of 7


--------------------------------------------------------------------------------
1.    Name of Reporting Person.
      I.R.S. Identification No. of Above Person

      Sino-Alliance International Group
--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group:              (a) [_]
                                                                     (b) [_]
--------------------------------------------------------------------------------
3.    SEC Use Only

--------------------------------------------------------------------------------
4.    Citizenship or Place of Organization:

      Cayman Islands
--------------------------------------------------------------------------------
                                5.   Sole Voting Power:         -0-
Number of
Shares                         -------------------------------------------------
Beneficially                    6.   Shared Voting Power:       445,500,000
Owned By
Each                           -------------------------------------------------
Reporting                       7.   Sole Dispositive Power:    -0-
Person
                               -------------------------------------------------
                                8.   Shared Dispositive Power:  445,500,000

--------------------------------------------------------------------------------
9.    Aggregate Amount Beneficially Owned by Each Reporting Person:

      445,500,000
--------------------------------------------------------------------------------
10.   Check Box if the Aggregate Amount in Row (9) Excludes Certain shares:

                                                                         [_]
--------------------------------------------------------------------------------
11.   Percent of Class Represented by Amount in Row (9):

      6.8%
--------------------------------------------------------------------------------
12.   Type of Reporting Person:

      CO
--------------------------------------------------------------------------------

CUSIP NO. Y1505N 10 0              Schedule 13G                     Page 4 of 7


--------------------------------------------------------------------------------
1.    Name of Reporting Person.
      I.R.S. Identification No. of Above Person

      Shanghai Alliance Investments Limited
--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group:              (a) [_]
                                                                     (b) [_]
--------------------------------------------------------------------------------
3.    SEC Use Only

--------------------------------------------------------------------------------
4.    Citizenship or Place of Organization:

      People's Republic of China
--------------------------------------------------------------------------------
                                5.   Sole Voting Power:         37,003,859
Number of
Shares                         -------------------------------------------------
Beneficially                    6.   Shared Voting Power:       445,500,000
Owned By
Each                           -------------------------------------------------
Reporting                       7.   Sole Dispositive Power:    37,003,859
Person
                               -------------------------------------------------
                                8.   Shared Dispositive Power:  445,500,000

--------------------------------------------------------------------------------
9.    Aggregate Amount Beneficially Owned by Each Reporting Person:

      482,503,859*
--------------------------------------------------------------------------------
10.   Check Box if the Aggregate Amount in Row (9) Excludes Certain shares:

                                                                         [_]
--------------------------------------------------------------------------------
11.   Percent of Class Represented by Amount in Row (9):

      7.3%
--------------------------------------------------------------------------------
12.   Type of Reporting Person:

      CO
--------------------------------------------------------------------------------

------------------
*  See Item 4.

CUSIP NO. Y1505N 10 0              Schedule 13G                     Page 5 of 7


Item 1.  (a)      NAME OF ISSUER

                  China Netcom Group Corporation (Hong Kong) Limited

         (b)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

                  Building C, No.156 FuXingmennei Avenue, Xicheng District, Beijing 100031, PRC

Item 2.  (a)      NAMES OF PERSONS FILING

                  Best Bluechip Investments Limited; Sino-Alliance International Group; Shanghai Alliance Investments Limited

         (b)      ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

                  Best Bluechip Investments Limited:
                  P.O. Box 957
                  Offshore Incorporations Centre
                  Road Town, Tortola
                  British Virgin Islands

                  Sino-Alliance International Group:
                  The Offices of Bank of China
                  Penthouse, Piccadilly Centre
                  P.O. Box 30995 SMB
                  Georgetown, Grand Cayman
                  Cayman Islands
                  British West Indies

                  Shanghai Alliance Investments Limited:
                  No 19 Gao You Road
                  Shanghai
                  People's Republic of China

         (c)      CITIZENSHIP

                  Best Bluechip Investments Limited - British Virgin
                  Islands exempted company
                  Sino-Alliance International Group - a Cayman Islands exempted company
                  Shanghai Alliance Investments Limited - a People's Republic of China company

         (d)      TITLE OF CLASS OF SECURITIES

                  Ordinary Shares, par value $0.04 per share (the "Ordinary Shares" or "Shares")

CUSIP NO. Y1505N 10 0              Schedule 13G                     Page 6 of 7


         (e)      CUSIP NUMBER

                            Y1505N 10 0

Item 3.  Not applicable.  This Schedule 13G was filed pursuant to Rule 13d-1(d).

Item 4.  OWNERSHIP.

                (a)   AMOUNT BENEFICIALLY OWNED:

                      By virtue of Best Bluechip Investments Limited's status as a general partner of CNC Fund L.P., Best Bluechip Investments Limited may be deemed to beneficially own, pursuant to Rule 13d-3 of the Act, 445,500,000 Ordinary Shares.

                      By virtue of Sino-Alliance International Group's shared voting or dispositive power over 445,500,000 Ordinary Shares, Sino-Alliance International Group may be deemed to beneficially own, pursuant to Rule 13d-3 of the Act, 445,500,000 Ordinary Shares.

                      By virtue of Shanghai Alliance Investments Limited's shared voting or dispositive power over 445,500,000 Ordinary Shares and sole voting or dispositive power over 37,003,859 Ordinary Shares, Shanghai Alliance Investments Limited may be deemed to beneficially own, pursuant to Rule 13d-3 of the Act, 482,503,859 Ordinary Shares.

                (b)   PERCENT OF CLASS:

                      See the response(s) to Item 11 on the attached cover page(s).

                (c)   NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

                      (i) Sole power to vote or to direct the vote: See the responses to Item 5 on the attached cover page(s).

                      (ii) Shared power to vote or to direct the vote: See the responses to Item 6 on the attached cover page(s).

                      (iii) Sole power to dispose or to direct the disposition:
                      See the responses to Item 7 on the attached cover page(s).

                      (iv) Shared power to dispose or to direct the disposition:
                      See the responses to Item 8 on the attached cover page(s).

Item 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

                Not applicable.

Item 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

                Not applicable.

Item 7. IDENTIFICATION AND CLASSIFICATION OF SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

CUSIP NO. Y1505N 10 0              Schedule 13G                     Page 7 of 7


                See Exhibit 99.2

Item 8.         IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                Not applicable.

Item 9.         NOTICE OF DISSOLUTION OF GROUP

                Not applicable.

Item 10.        CERTIFICATION

                Not applicable.

                                   SIGNATURES

                  After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated as of February 25, 2005

                                    BEST BLUECHIP INVESTMENTS
                                    LIMITED


                                    By: /s/ Huang Daguang
                                        ----------------------
                                        Name:  Huang Daguang
                                        Title: Authorized Signatory


                                    SINO-ALLIANCE INTERNATIONAL GROUP


                                    By: /s/ Huang Daguang
                                        ----------------------
                                        Name:  Huang Daguang
                                        Title: Authorized Signatory


                                    SHANGHAI ALLIANCE INVESTMENTS LIMITED


                                    By: /s/ Huang Daguang
                                        ----------------------
                                        Name:  Huang Daguang
                                        Title: Authorized Signatory

                                INDEX TO EXHIBITS

EXHIBIT NO.               EXHIBIT
-----------               -------

99.1 Joint Filing Agreement, dated February 25, 2005, among Best Bluechip Investments Limited, Sino-Alliance International Group and Shanghai Alliance Investments Limited.

99.2                      Item 7 Information